SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PERSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 28, 2003

SWEDISH MATCH AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-             )

ENCLOSURE:

SWEDISH MATCH AGREES TO ACQUIRE CYAN D.O.O, SLOVENIA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date:	March 28, 2003	By:	/s/ SVEN HINDRIKES
Sven Hindrikes Executive Vice President and Chief Financial Officer

PRESS RELEASE

Nasdaq: SWMAY    Stockholmsbörsen: SWMA

March 28, 2003

Swedish Match agrees to acquire CYAN d.o.o., Slovenia

Swedish Match has reached an agreement to acquire all shares in CYAN d.o.o., Slovenia. CYAN and Swedish Match have had a strong and successful relationship over the past several years, with CYAN as the distributor for its tobacco products. Suppliers of CYAN include Swedish Match and many other tobacco companies. CYAN primarily distributes cigars, and also distributes other tobacco products and accessories. CYAN had turnover of 2.8 million Euro in 2002.

The price of the acquisition has not been disclosed.

Swedish Match is an international group with headquarters in Stockholm, Sweden. The company manufactures a broad range of tobacco products, matches and disposable lighters which are sold in approximately 140 countries. Sales for the twelve month period ending December 31, 2002 amounted to 13,643 MSEK. Swedish Match is listed on Stockholmsbörsen (SWMA) and on NASDAQ (SWMAY).

For further information, please contact:

Bo Aulin, Senior Vice President, Secretary and General Counsel	office +46 8 658 03 64 mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations	office +46 8 658 01 73 mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)	office +1 804 302 1912 mobile +1 804 502 1912